2001 ROSS AVENUE DALLAS, TEXAS 75201-2980 TEL +1 214.953.6500 FAX +1 214.953.6503 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
Chad Burkhardt TEL +1 214.953.6420 FAX +1 214.661.4420 chad.burkhardt@bakerbotts.com
September 29, 2009
VIA EDGAR
Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Martin Midstream Partners L.P.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 4, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009 Filed
May 6, 2009 and August 5, 2009
File No. 0-50056
Dear Mr. Newberry:
     As was indicated to you by telephone last week, Martin Midstream Partners L.P. has advised that it expects to be able to respond by October 22, 2009 to the comments of the staff of the Securities and Exchange Commission contained in the letter dated September 24, 2009. The delay in response is attributable to the amount of time necessary to gather the requested information. The additional time should be sufficient to compile the information needed to respond to the comments.
     If you would like to discuss any of these matters, please call me at 214.953.6420 or Neel Lemon at 214.953.6954.
Very truly yours,
/s/ Chad Burkhardt
Chad Burkhardt

cc:	Sandra Eisen	Ruben S. Martin
	Chris White	Robert D. Bondurant
	Anne Nguyen Parker	Chris H. Booth
	Parker Morrill	Martin Midstream Partners L.P.
Securities and Exchange Commission

Neel Lemon
Baker Botts L.L.P.